Exhibit 35.4

Annual Statement as to Compliance

For the Period of October 8, 2013 through December 16, 2013

CGCMT 2012-GC8

In accordance with the requirements detailed in §10.08 of the Pooling and Servicing Agreement (“Agreement”) for the above-mentioned CMBS pool, CWCapital Asset Management LLC (“CWCAM”), in its capacity as Special Servicer, is providing this Officer’s Certificate with respect to the following:

(A)	a review of CWCAM’s activities during the period noted above and of CWCAM’s performance under this Agreement has been made under my supervision; and

(B)	to the best of my knowledge, based on such review, CWCAM has fulfilled all its obligations under this Agreement in all material respects throughout the period noted above.

Should you have any questions, please do not hesitate to contact us.

Sincerely,

CWCapital Asset Management LLC

/s/ David B. Iannarone

David B. Iannarone

President